Exhibit 99.2

THE BANK OF NOVA SCOTIA

U.S. $50,000,000,000

SENIOR MEDIUM-TERM NOTES, SERIES I

CALCULATION AGENCY AGREEMENT

BETWEEN

THE BANK OF NOVA SCOTIA

AND

COMPUTERSHARE TRUST COMPANY, N.A.

NOVEMBER 8, 2024

This Calculation Agency Agreement (this “Agreement”) is entered into as of November 8, 2024 by and between The Bank of Nova Scotia (the “Bank”) and Computershare Trust Company, N.A. The Bank proposes to issue and sell from time to time certain of its senior debt securities designated as Senior Medium-Term Notes, Series I (the “Notes”). The Notes are to be issued under the indenture, dated as of January 22, 2010, as supplemented by a first supplemental indenture, dated as of November 30, 2018 and a second supplemental indenture, dated as of December 27, 2021 (as so supplemented and amended, the “Indenture”), in each case between the Bank and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”) and Computershare Trust Company, N.A., as U.S. trustee (the “U.S. Trustee” and together with the Canadian Trustee, the “Trustees”). The Notes are to be distributed pursuant to the terms of the Distribution Agreement, dated November 8, 2024 (the “Distribution Agreement”), between the Bank and Scotia Capital (USA) Inc. relating to the Notes. Terms used but not defined herein shall have the meanings assigned to them in the Master Note attached as Exhibit A hereto or in the prospectus of the Bank, dated November 8, 2024 (or any successor prospectus delivered to the Calculation Agent, as defined below), as supplemented by the prospectus supplement of the Bank, dated November 8, 2024 (or any successor prospectus supplement delivered to the Calculation Agent, as defined below) (collectively, the “Prospectus”).

For the purpose of appointing an agent to perform the functions of the calculation agent as described in the Prospectus with respect to any Note, including any Note which may bear interest at the commercial paper rate, U.S. prime rate, SOFR, EURIBOR, treasury rate, CMT rate, CMS rate and federal funds rate, in each case to be set forth in one or more pricing supplements and (where relevant) product prospectus supplements to the Prospectus (collectively, the “Floating Rate Indices”), the Bank and Computershare Trust Company, N.A. agree as follows:

1. Upon the terms and subject to the conditions contained herein, the Bank hereby appoints Computershare Trust Company, N.A. (in such capacity, the “Calculation Agent”) for the purpose of performing the functions of the Calculation Agent with respect to the Notes in the manner and at the times provided in the Notes, the Prospectus and the applicable pricing supplement and (where relevant) product prospectus supplement, except with respect to Notes issued on or after the date hereof where a different calculation agent is designated in the applicable pricing supplement and (where relevant) product prospectus supplement.

2. The Calculation Agent shall perform the functions of the Calculation Agent described in the Prospectus and shall use due care to determine the Floating Rate Indices and all other matters which are required to be determined or provided by the Calculation Agent pursuant to the terms of the applicable Note and as described in the Note, the Prospectus and applicable pricing supplement and (where relevant) product prospectus supplement, and (i) shall communicate the same to the Bank, the Trustees and any paying agent identified to it in writing on the day of such determination or performance and (ii) if applicable, upon the request of a Holder of such a Note, provide the interest rate (based on the applicable Floating Rate Indices) then in effect for the Notes for the current interest rate period and, with respect to Floating Rate Indices, other than the SOFR Index, if determined, the interest rate (based on the applicable Floating Rate Indices) to be in effect for the next interest rate period.

3. The Calculation Agent accepts its obligations set forth herein, upon the terms and subject to the conditions hereof, including the following, to all of which the Bank agrees:

(a) The Calculation Agent shall be entitled to such compensation as may be agreed in writing with the Bank for all services rendered by the Calculation Agent, and the Bank promises to pay such compensation and to reimburse the Calculation Agent for the reasonable out-of-pocket expenses (including counsel fees and expenses) incurred by it in connection with the services rendered by it hereunder upon receipt of such invoices as the Bank shall reasonably require. The Bank also agrees to indemnify the Calculation Agent for, and to hold it harmless against, any and all loss, liability, damage, claim or expense (including the costs and expenses of defending against any claim of liability) incurred by the Calculation Agent that arises out of or in connection with its acting as Calculation Agent hereunder, except such as may result from the gross negligence, willful misconduct or bad faith of the Calculation Agent or any of its agents or employees. The Calculation Agent shall incur no liability and shall be indemnified and held harmless by the Bank for, or in respect of, any actions taken, omitted to be taken or suffered to be taken in good faith by the Calculation Agent in reliance upon (i) the written opinion of counsel satisfactory to it or (ii) written instructions from the Bank. The Calculation Agent shall not be liable for any error resulting from the use of or reliance on a source of information used in good faith and with due care to calculate the interest rate or the interest amount for each Note or in determining any other matter required to be determined by the Calculation Agent pursuant to the terms of the Note. The provisions of this paragraph shall survive the termination of this Agreement.

(b) In acting under this Agreement and in connection with the Notes, the Calculation Agent is acting solely as agent of the Bank and does not assume any obligations to, or relationship of agency or trust for or with, any of the owners or holders of the Notes.

(c) The Calculation Agent shall be protected and shall incur no liability for or in respect of any action taken or omitted to be taken or anything suffered by it in reliance upon the terms of the Notes, or any notice, direction, certificate, affidavit, statement or other paper, document or communication reasonably believed by it to be genuine and to have been approved or signed by the proper party or parties.

(d) The Calculation Agent shall be obligated to perform such duties and only such duties as are herein specifically set forth and any duties necessarily incidental thereto, and no implied duties or obligations shall be read into this Agreement against the Calculation Agent.

(e) Unless herein otherwise specifically provided, any order, certificate, notice, request, direction or other communication from the Bank made or given by it under any provision of this Agreement shall be sufficient if signed by a proper officer or an authorized person of the Bank.

(f) The Calculation Agent may, upon obtaining the prior written consent of the Bank, perform any duties hereunder either directly or by or through its agents or attorneys, and the Calculation Agent shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

(g) In no event shall the Calculation Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including, but not limited to, lost profits), even if the Calculation Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(h) The Calculation Agent shall not be responsible or liable for any failure or delay in the performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications service; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that the Calculation Agent shall use its best efforts to resume performance as soon as practicable under the circumstances.

(i) No provision of this Agreement shall require the Calculation Agent to expend, advance or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers hereunder unless it is indemnified to its reasonable satisfaction and the Calculation Agent shall have no liability to any person for any loss occasioned by any delay in taking or failure to take any such action while it is awaiting an indemnity reasonably satisfactory to it.

4. (a) The Calculation Agent may at any time resign as Calculation Agent by giving written notice to the Bank of such intention on its part, specifying the date on which its desired resignation shall become effective; provided, however, that such date shall not be earlier than 60 days after the receipt of such notice by the Bank, unless the Bank agrees in writing to accept less notice. The Bank may remove the Calculation Agent (with or without cause) at any time by the filing with the Calculation Agent of any instrument in writing signed on behalf of the Bank by a proper officer or an authorized person thereof and specifying such removal and the date when it is intended to become effective. Such resignation or removal shall take effect upon the date of the appointment by the Bank, as hereinafter provided, of a successor Calculation Agent. Upon the resignation or removal of the Calculation Agent, the Bank shall use its commercially reasonable efforts to appoint a successor Calculation Agent that is not an Affiliate (as such term is defined in the Indenture) of the Bank; provided, however, that if the Bank is unable to appoint a successor Calculation Agent that is not an Affiliate of the Bank within 60 days of the resignation or removal of the Calculation Agent, the Bank may appoint itself or an Affiliate as successor Calculation Agent. If within 60 days after notice of resignation or removal has been given, a successor Calculation Agent has not been appointed, the Calculation Agent may, at the expense of the Bank, petition a court of competent jurisdiction to appoint a successor Calculation Agent. A successor Calculation Agent shall be appointed by the Bank by an instrument in writing signed on behalf of the Bank by a proper officer or an authorized person thereof and the successor Calculation Agent. Upon the appointment of a successor Calculation Agent and acceptance by it of such appointment, the Calculation Agent so superseded shall cease to be such Calculation Agent hereunder. Upon its resignation or removal, the Calculation Agent shall be entitled to the payment by the Bank of its compensation, if any is owed to it, for services rendered hereunder and to the reimbursement of all reasonable out-of-pocket expenses incurred in connection with the services rendered by it hereunder.

(b) Any successor Calculation Agent appointed hereunder shall execute and deliver to its predecessor and to the Bank an instrument accepting such appointment hereunder, and thereupon such successor Calculation Agent, without any further act, deed or conveyance, shall become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor with like effect as if originally named as such Calculation Agent hereunder, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obliged to transfer and deliver, and such successor Calculation Agent shall be entitled to receive, copies of any relevant records maintained by such predecessor Calculation Agent.

(c) Any corporation (as defined in the Indenture) into which the Calculation Agent may be merged or converted or with which the Calculation Agent may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Calculation Agent shall be a party, or any corporation succeeding to all or substantially all of the assets and business of the Calculation Agent, shall, to the extent permitted by applicable law and provided that it shall have an established place of business in The City of New York, be the successor Calculation Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto. Notice of any such merger, conversion, consolidation or sale shall forthwith be given to the Bank within 30 days of such merger, conversion, consolidation or sale.

5. Any notice required to be given hereunder shall be delivered in person, sent by letter, facsimile or communicated by telephone (subject, in the case of communication by telephone, to confirmation dispatched within twenty-four hours by letter), to the following addresses (or to any other address of which any party shall have notified the others in writing as herein provided): in the case of the Bank, The Bank of Nova Scotia, 40 Temperance Street, Toronto, Ontario, Canada M5H 0B4, facsimile: (416) 945-4588, email: Darren.Potter@scotiabank.com, Attention: Darren Potter, and in the case of the Calculation Agent, Computershare Corporate Trust, N.A., 1505 Energy Park Drive, Saint Paul, Minnesota 55108, facsimile: (303) 262-0608, email: corporate.trust@computershare.com. Any notice hereunder given by telephone, facsimile, email or letter shall be deemed to be received when in the ordinary course of transmission or post, as the case may be, it would be received.

6. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.

7. This Agreement may be executed by each of the parties hereto in any number of counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all such counterparts shall together constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic format (i.e., “.pdf” or “.tif”) transmission shall constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes. Signatures of the parties hereto transmitted by facsimile or electronic format (i.e., “.pdf” or “.tif”) shall be deemed to be their original signatures for all purposes.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

THE BANK OF NOVA SCOTIA

By:	/s/ Darren Potter

Name:	Darren Potter
Title:	Managing Director, Term Funding & Capital Management

[Signature Page to Calculation Agency Agreement]

COMPUTERSHARE TRUST COMPANY, N.A., as Calculation Agent

By:	/s/ Kim Dillinger

Name:	Kim Dillinger
Title:	Trust Officer

[Signature Page to Calculation Agency Agreement]

Exhibit A

Master Note

(Face of Security)

UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE BANK (AS DEFINED BELOW), OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

THIS SECURITY IS A MASTER NOTE WITHIN THE MEANING SPECIFIED HEREIN AND REPRESENTS AN INVESTMENT SECURITY WITHIN THE MEANING OF ARTICLE EIGHT OF THE UNIFORM COMMERCIAL CODE (“NY UCC”). THIS SECURITY IS SUBJECT TO AND GOVERNED BY SECTION 8-202 OF THE NY UCC. THE TERMS OF ANY SUPPLEMENTAL OBLIGATION REPRESENTED HEREBY ARE INCORPORATED BY REFERENCE TO THE RELEVANT PRICING SUPPLEMENT AND (WHERE RELEVANT) PRODUCT PROSPECTUS SUPPLEMENT. BY ACCEPTANCE OF THIS SECURITY, THE HOLDER IS DEEMED TO HAVE KNOWLEDGE OF SUCH TERMS AND TO HOLD SUCH SUPPLEMENTAL OBLIGATION(S) SUBJECT TO AND IN ACCORDANCE WITH SUCH TERMS.

THE BANK OF NOVA SCOTIA

SENIOR MEDIUM-TERM NOTE, SERIES I

(Master Note)

This Security will not constitute a deposit that is insured under the Canada Deposit Insurance Corporation Act or by

the United States Federal Deposit Insurance Corporation.

This Security is a Global Security within the meaning of the Indenture (as defined in Section 1 on the reverse hereof) and represents one or more Supplemental Obligations, as such term is defined in the Indenture of The Bank of Nova Scotia, a Schedule I bank under the Bank Act (Canada) (hereinafter the “Bank”, which term includes any successor Person under the Indenture). The terms of each Supplemental Obligation are and will be reflected in this Security, the Bank’s prospectus dated December 29, 2021 (or any successor prospectus that has been delivered to the Trustees hereinafter referred to) (as it may be supplemented by the prospectus supplement specified from time to time in the Distribution Agreement, dated December 29, 2021, as it may be supplemented or amended from time to time, the “Prospectus”), relating to such Supplemental Obligation, and in pricing supplement(s) identified on Annex A attached hereto (each such pricing supplement, together with the Prospectus and any product prospectus supplement designated therein (if applicable), a “Pricing Supplement”), which Pricing Supplement(s) are on file with the Trustees hereinafter referred to. With respect to each Supplemental Obligation, the description and terms of such Supplemental Obligation contained in the relevant Pricing Supplement are hereby incorporated by reference herein and are deemed to be a part of this Security as of the Original Issue Date specified on Annex A. Each reference to “this Security” or a “Security of this series” includes and shall be deemed to refer to each Supplemental Obligation.

With respect to each Supplemental Obligation, every term of this Security is subject to modification, amendment, supplementation or elimination through the incorporated terms of the relevant Pricing Supplement, whether or not the phrase “unless otherwise provided in the Pricing Supplement” or language of similar import precedes the term of this Security so modified, amended or eliminated. Without limiting the foregoing, in the case of each Supplemental Obligation, the Holder of this Security is directed to the relevant Pricing Supplement for a description of certain terms of such Supplemental Obligation, including the manner of determining the amount of cash payable or (if applicable) Securities deliverable at maturity or redemption and the method of determining, and the dates (if any) for the payment and resetting of, interest, if any, on such Supplemental Obligation (including, without limitation, information relating to any applicable interest rate or currency that may be relevant to such determination), the dates, if any, on which the principal amount of and interest, if any, on such Supplemental Obligation is determined and payable, the amount payable upon any acceleration of such Supplemental Obligation and the principal amount of such Supplemental Obligation deemed to be Outstanding for purposes of determining whether Holders of the requisite principal amount of Securities have made or given any request, demand, authorization, direction, notice, consent, waiver or other action under the Indenture, including any limitation on the ability of the Holder to seek to collect amounts due hereunder.

Terms that are used and not defined in this Security but that are defined in the Indenture are used herein as defined therein. This Security is a “Master Note”, which term means a Global Security that provides for incorporation therein of the terms of Supplemental Obligations by reference to the relevant Pricing Supplements, substantially as contemplated herein.

The Bank, for value received, hereby promises to pay to CEDE & Co., as nominee for The Depository Trust Company, or registered assigns, (i) on each principal payment date, including each redemption date, repayment date or maturity date, as applicable, of each Supplemental Obligation, the principal amount then due and payable for each such Supplemental Obligation, as specified, and solely if and to the extent so specified, in the relevant Pricing Supplement and (ii) on each interest payment date, at maturity and on any redemption date, the interest then due and payable, if any, with respect to each Supplemental Obligation as specified, and solely if and to the extent so specified, in the relevant Pricing Supplement.

1. Payment of Principal

With respect to each Supplemental Obligation, the Bank shall pay the principal amount as specified, and solely if and to the extent so specified, in the relevant Pricing Supplement on the Maturity shown therein.

2. Payment of Interest

With respect to each Supplemental Obligation, the Bank shall pay interest on the principal amount as specified, and solely if and to the extent so specified, in the relevant Pricing Supplement. Each date so determined or provided for in the relevant Pricing Supplement for the payment of interest is hereinafter referred to as an “Interest Payment Date.”

3. Bail-inable Security

With respect to each Supplemental Obligation, the Bank shall specify whether the Supplemental Obligation is a bail-inable security in the relevant Pricing Supplement. By its acquisition of an interest in a Supplemental Obligation that is a bail-inable security, each Holder and Beneficial Owner of such Supplemental Obligation shall be deemed to acknowledge and agree that the provisions set forth in Section 1601 of the Indenture are binding on such Holder or Beneficial Owner despite any provisions in the Indenture or such Supplemental Obligation, any other law that governs such Supplemental Obligation and any other agreement, arrangement or understanding between such Holder or Beneficial Owner and the Bank with respect to such Supplemental Obligation. Each Holder or Beneficial Owner of such Supplemental Obligation that acquires an interest in such Supplemental Obligation in the secondary market and any successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of any Holder or Beneficial Owner shall be deemed to acknowledge, accept, agree to be bound by and consent to the same provisions specified herein to the same extent as the Holders or Beneficial Owners that acquire the Supplemental Obligations upon their initial issuance, including, without limitation, with respect to the acknowledgement and agreement to be bound by and consent to the terms of the Supplemental Obligations related to the Bail-in Regime.

4. Currency of Payment

Payment of principal of (and premium, if any) and interest on any Supplemental Obligation will be made in the currency designated as the “required currency” for such payment (or in a comparable manner) in the relevant Pricing Supplement (the “Required Currency” for any payment on such Supplemental Obligation), except as provided in this and the next three paragraphs. For each Supplemental Obligation, the Required Currency for any payment shall be made in the Required Currency for such payment unless, at the time of such payment, such currency is not legal tender for the payment of public and private debts in the country issuing such currency on the Original Issue Date, in which case the Required Currency for such payment shall be such coin or currency as at the time of such payment is legal tender for payment of public and private debts in such country, except as provided in the next sentence. If the euro is the Required Currency for any payment, the Required Currency for such payment shall be such coin or currency as at the time of payment is legal tender for the payment of public and private debts in all EMU Countries (as defined in Section 3 on the reverse hereof), provided that, if on any day there are not at least two EMU Countries, or if on any day there are at least two EMU Countries but no coin or currency is legal tender for the payment of public and private debts in all EMU Countries, then the Required Currency for such payment shall be deemed not to be available to the Bank on such day.

If provided in the relevant Pricing Supplement and except as provided in the next paragraph, any payment to be made on a Supplemental Obligation in a Required Currency other than U.S. dollars will be made in U.S. dollars if the Person entitled to receive such payment transmits a written request for such payment to be made in U.S. dollars to the U.S. Trustee at its Corporate Trust Office, on or before the fifth Business Day before the payment is to be made. Such written request may be mailed, hand delivered, telecopied or delivered in any other manner approved by the U.S. Trustee. Any such request made with respect to any payment on a Supplemental Obligation payable to a particular Holder will remain in effect for all later payments on such Supplemental Obligation payable to such Holder, unless such request is revoked on or before the fifth Business Day before a payment is to be made, in which case such revocation shall be effective for such and all later payments. In the case of any payment of interest payable on an Interest Payment Date, such written request must be made by the Person who is the registered Holder of this Security on the relevant Regular Record Date.

The U.S. dollar amount of any payment made pursuant to the preceding paragraph will be determined by the Exchange Rate Agent, as near as practicable to 11:00 A.M., New York City time, on the second Business Day preceding each payment date, based upon the indicative bid quotation that it quotes for the aggregate amount of Required Currency which is to be exchanged for payment in U.S. dollars on such payment date, which shall be a competitive rate in the market at that time for such a transaction. If such bid quotation is not available, the Exchange Rate Agent will obtain bid quotations from three, or if three are not available, then two, leading foreign exchange banks in The City of New York selected by the Exchange Rate Agent for such purchase and will enter into an agreement to trade the relevant currencies with such foreign exchange bank as shall have submitted the highest bid. If the Exchange Rate Agent determines that two such bid quotations are not available on such second Business Day, such payment will be made in the Required Currency for such payment. All currency exchange costs associated with any payment in U.S. dollars on this Security will be borne by the Holder entitled to receive such payment, by deduction from such payment.

Notwithstanding the foregoing, if any amount payable on a Supplemental Obligation is payable on any day (including on the Maturity shown therein or on any redemption date) in a Required Currency other than U.S. dollars, and if such Required Currency is not available to the Bank on the two Business Days before such day, due to the imposition of exchange controls, disruption in a currency market or any other circumstances beyond the control of the Bank, the Bank will be entitled to satisfy its obligation to pay such amount in such Required Currency by making such payment in U.S. dollars. The amount of such payment in U.S. dollars shall be determined by the Exchange Rate Agent on the basis of the noon buying rate for cable transfers in The City of New York for such Required Currency (the “Exchange Rate”) as of the latest day before the day on which such payment is to be made. Any payment made under such circumstances in U.S. dollars where the required payment is in other than U.S. dollars will not constitute an Event of Default under the Indenture or such Supplemental Obligation.

5. Manner of Payment – U.S. Dollars

Payment of the principal of (and premium, if any) and interest payable on any Supplemental Obligation in U.S. dollars will be made at the corporate trust office of Computershare Trust Company, N.A., 6200 S. Quebec Street, Greenwood Village, Colorado 80111 USA, or such other office or agency of the Bank maintained for that purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Bank, payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or by wire transfer.

6. Manner of Payment – Other Specified Currencies

Payment of any amount payable on any Supplemental Obligation in a Required Currency other than U.S. dollars will be made by wire transfer of immediately available funds to such account as is maintained in such Required Currency at a bank or other financial institution acceptable to the Bank and the Trustees and as shall have been designated at least five Business Days prior to the applicable payment date by the Person entitled to receive such payment; provided that, in the case of any such payment due on the Maturity shown therein of the principal or on any redemption date of such Supplemental Obligation (other than any payment of interest that first becomes due on an Interest Payment Date), subject to Section 6 below, this Security must be surrendered at the office or agency of the Bank maintained for that purpose in The City of New York (or at any other office or agency maintained by the Bank for that purpose) in time for the Paying Agent to make such payment in such funds in accordance with its normal procedures. Such account designation shall be made by transmitting the appropriate information to the U.S. Trustee at its Corporate

Trust Office, 6200 S. Quebec Street, Greenwood Village, Colorado 80111 USA, by mail, hand delivery, telecopier or in any other manner approved by the U.S. Trustee. Unless revoked, any such account designation made with respect to any Supplemental Obligation by the Holder hereof will remain in effect with respect to any further payments with respect to such Supplemental Obligation payable to such Holder. If a payment in a Required Currency other than U.S. dollars with respect to any Supplemental Obligation cannot be made by wire transfer because the required account designation has not been received by the U.S. Trustee on or before the requisite date or for any other reason, the Bank will cause a notice to be given to the Holder of this Security at its registered address requesting an account designation pursuant to which such wire transfer can be made and such payment will be made within five Business Days after the Trustee’s receipt of such a designation meeting the requirements specified above, with the same force and effect as if made on the due date. The Bank will pay any administrative costs imposed by banks in connection with making payments by wire transfer with respect to this Security, but any tax, assessment or other governmental charge imposed upon any payment will be borne by the Holder of this Security and may be deducted from the payment by the Bank or the Paying Agent.

7. Manner of Payment – Global Securities

Notwithstanding any provision of an relevant Pricing Supplement or the Indenture, the payment of the principal of (and premium, if any) and interest on the Securities represented by one or more Global Securities registered in the name of or held by The Depository Trust Company or its nominee will be payable in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such Global Security (the “Applicable Procedures”). Notwithstanding the foregoing, whenever the provisions hereof require that this Security be surrendered against payment of the principal of a Supplemental Obligation, such surrender may be effected by means of an appropriate adjustment to Annex B hereto to reflect the discharge of such Supplemental Obligation, with such adjustment to be made by the U.S. Trustee in a manner not inconsistent with the Applicable Procedures of the Depositary for this Security, and in such circumstances this Security need not actually be surrendered.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the U.S. Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose. The signature of the executing officer of the Bank on this Security may be manual, by facsimile or electronic format (i.e., “.pdf” or “.tif”).

IN WITNESS WHEREOF, the Bank has caused this instrument to be duly executed.

Dated:

THE BANK OF NOVA SCOTIA

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:
Name:
Title:

[REVERSE OF SECURITY]

1. Securities and the Indenture

This Security is one of a duly authorized issue of securities of the Bank (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of January 22, 2010, as amended and supplemented by a first supplemental indenture, dated as of November 30, 2018 and a second supplemental indenture, dated as of December 27, 2021 (herein, as so supplemented and amended, called the “Indenture,” which term shall have the meaning assigned to it in such instrument), among the Bank, Computershare Trust Company, N.A., as U.S. trustee (the “U.S. Trustee”) and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee” and, together with the U.S. Trustee, the “Trustees,” which terms include any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Bank, the Trustees and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. In the event of any conflict between the Indenture and any Pricing Supplement, the Pricing Supplement shall prevail with respect to the applicable Supplemental Obligation, to the extent lawful.

2. Calculation Agent and Exchange Rate Agent

The Bank has initially appointed the institution named in the relevant Pricing Supplement as calculation agent and exchange rate agent (such institution, the “Calculation Agent” or “Exchange Rate Agent”, as applicable), as the case may be, to act as such agents with respect to the Supplemental Obligation described in such Pricing Supplement, but the Bank may, in its sole discretion, appoint any other institution (including an Affiliate of the Bank, if the Bank is unable to appoint a successor Calculation Agent or Exchange Rate Agent, as the case may be, that is not an Affiliate of the Bank within 60 days of resignation or removal of such agent) to serve as any such agent from time to time. The Bank will give the Trustees prompt written notice of any change in any such appointment. Insofar as this Security or the relevant Pricing Supplement provides for any such agent to obtain rates, quotes or other data from a bank, dealer or other institution for use in making any determination hereunder, such agent may do so from any institution or institutions of the kind contemplated hereby notwithstanding that any one or more of such institutions are any such agent, Affiliates of any such agent or Affiliates of the Bank.

All determinations made by the Calculation Agent or the Exchange Rate Agent with regard to a Supplemental Obligation may be made by such agent in its sole discretion and, absent manifest error, shall be conclusive for all purposes and binding on the Holder of this Security and the Bank. Neither the Calculation Agent nor the Exchange Rate Agent shall have any liability therefor.

References in this Security to U.S. dollars shall mean, as of any time, the coin or currency that is then legal tender for the payment of public and private debts in the United States of America.

References in this Security to the euro shall mean, as of any time, the coin or currency (if any) that is then legal tender for the payment of public and private debts in all EMU Countries.

With respect to any Supplemental Obligation, references in this Security to a particular currency other than U.S. dollars and euros shall mean, as of any time, the coin or currency that is then legal tender for the payment of public and private debts in the country issuing such currency on the Original Issue Date for such Supplemental Obligation.

3. Redemption at the Option of the Bank; No Sinking Fund

Fixed Rate Securities

Unless otherwise specified in the relevant Pricing Supplement, the Bank (or its successor) may redeem fixed rate Securities at any time prior to the applicable date of Maturity, in whole or in part, at its option, at any time and from time to time on at least 10 days’, but not more than 60 days’, prior notice provided (or otherwise transmitted in accordance with procedures of DTC) to each Holder of such Securities to be redeemed. The redemption price will be calculated by the Bank and will be equal to the greater of (1) 100% of the principal amount of such Securities to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted to the Redemption Date, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate (as defined below) plus the number of basis points specified in the relevant pricing supplement (the “Make-Whole Amount”). In the case of each of clauses (1) and (2), accrued but unpaid interest will be payable to, but excluding, the Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by the Investment Bank (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the Securities to be redeemed.

“Comparable Treasury Price” means, with respect to any Redemption Date for the Securities, (1) the average of the Reference Treasury Dealer Quotations (as defined below) for such Redemption Date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Investment Bank obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

“Investment Bank” means, unless otherwise specified in the relevant Pricing Supplement, Scotia Capital (USA) Inc. or its affiliates or successors, or, if such firm is not willing and able to select the applicable Comparable Treasury Issue, an investment banking institution of national standing appointed by the Bank.

“Reference Treasury Dealer” means the Investment Bank, which is a primary U.S. government securities dealer and its affiliates or successors, as selected by the Bank, and any other primary U.S. government securities dealer as the Bank may specify from time to time, provided, however, that if any of them shall cease to be a primary U.S. government securities dealer, the Bank will substitute therefor another primary U.S. government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date for the Securities, the average, as determined by the Investment Bank, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Investment Bank by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to the Securities to be redeemed, the remaining scheduled payments of principal of and interest on such Securities that would be due after the related redemption date through maturity of such Securities (not including any portion of payments of interest accrued as of the Redemption Date). If that Redemption Date is not an interest payment date with respect to such Securities, the amount of the next succeeding scheduled interest payment on such Securities will be reduced by the amount of interest accrued on such Securities to the applicable Redemption Date.

“Treasury Rate” means, with respect to any Redemption Date for the Securities, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolation (on a day count basis) of the interpolated Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date, as determined by the Bank or the Investment Bank.

On and after the Redemption Date, interest will cease to accrue on such Securities or any portion of such Securities called for redemption, unless we default in the payment of the redemption price and accrued interest.

On or before the Redemption Date, we will deposit with the Bank’s paying agent or the trustee money sufficient to pay the Bank’s redemption price of and accrued interest on such Securities to be redeemed on that date.

Any redemption or notice may, at the Bank’s discretion, be subject to one or more conditions precedent and, at the Bank’s discretion, the Redemption Date may be delayed until such time as any or all such conditions precedent included at the Bank’s discretion shall be satisfied (or waived by the Bank) or the Redemption Date may not occur and such notice may be rescinded if all such conditions precedent included at the Bank’s discretion shall not have been satisfied (or waived by the Bank).

In the case of any partial redemption, selection of such Securities to be redeemed will be made in accordance with applicable procedures of DTC. In the event of redemption of this Global Security in part only, annotation of such partial cancellation or redemption shall be made on Annex B.

Floating Rate Securities

If specified in the relevant Pricing Supplement, the Bank may redeem floating rate Securities on the date specified in the relevant Pricing Supplement, at its option, in whole or in part, on at least 10 days’, but not more than 60 days’, prior notice provided (or otherwise transmitted in accordance with procedures of DTC) to each Holder of the Securities to be redeemed, at a redemption price equal to 100% of the principal amount of the Securities to be redeemed plus accrued and unpaid interest to, but excluding, the applicable Redemption Date.

On and after the Redemption Date, interest will cease to accrue on the floating rate Securities or any portion of the floating rate Securities called for redemption, unless the Bank defaults in the payment of the redemption price and accrued interest.

On or before the Redemption Date, the Bank will deposit with the Bank’s paying agent or the trustee money sufficient to pay the Bank’s redemption price of and accrued interest on the floating rate Securities to be redeemed on that date.

Any redemption or notice may, at the Bank’s discretion, be subject to one or more conditions precedent and, at the Bank’s discretion, the Redemption Date may be delayed until such time as any or all such conditions precedent included at the Bank’s discretion shall be satisfied (or waived by the Bank) or the Redemption Date may not occur and such notice may be rescinded if all such conditions precedent included at the Bank’s discretion shall not have been satisfied (or waived by the Bank).

In the case of any partial redemption, selection of the floating rate Securities to be redeemed will be made in accordance with applicable procedures of DTC. In the event of redemption of this Global Security in part only, annotation of such partial cancellation or redemption shall be made on Annex B.

Tax Redemption

Unless otherwise specified in the relevant Pricing Supplement, the Bank (or its successor) may redeem the Securities, in whole but not in part, at a redemption price equal to the principal amount of such Securities together with accrued and unpaid interest on such Securities to the date fixed for redemption, upon the giving of a notice as described below, if:

•

as a result of, (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws, or any regulations thereunder, or any application or interpretation thereof, of Canada, or any political subdivision or taxing authority thereof or therein, affecting taxation; (ii) any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment) (collectively, an “administrative action”); or (iii) any amendment to, clarification of, or change (including any announced prospective change) in, the official position with respect to or the interpretation of any administrative action or any interpretation or pronouncement that provides for a position with respect to such administrative action that differs from the theretofore generally accepted position, in each case (i), (ii) or (iii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, irrespective of the manner in which such amendment, clarification, change, administrative action, interpretation or pronouncement is made known, which amendment, clarification, change or administrative action is effective or which interpretation, pronouncement or administrative action is announced on or after the date of issuance of the Securities, there is more than an insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or administrative action is effective and applicable) that the Bank is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid up capital with respect to the Securities (including the treatment by the Bank of interest on the Securities) or the treatment of the Securities, as or as would be reflected in any tax return or form filed, to be filed, or otherwise could have been filed, will not be respected by a taxing authority;

•

as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of the relevant Pricing Supplement for the Securities (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Securities as described under “ — Taxes;” or

•

on or after the date of the relevant Pricing Supplement for the Securities (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming that such change, amendment, application, interpretation or action is applied to the applicable notes by the taxing authority and that, in the case of any announced prospective change, such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the applicable Securities as described under Section 313 of the Indenture;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem any Securities pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such notes pursuant to their terms and (ii) the principal amount of the Securities to be redeemed.

Notice of intention to redeem such Securities will be given to holders of the Securities not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

No Sinking Fund

Unless otherwise specified in the relevant Pricing Supplement, no Supplemental Obligation will be subject to a sinking fund pursuant to Article Thirteen of the Indenture or otherwise.

4. Repayment at the Option of the Holder

Unless otherwise specified in the relevant Pricing Supplement, no Supplemental Obligation will be subject to repayment at the option of the Holder.

5. Defeasance

The Indenture contains provisions for defeasance at any time of the entire indebtedness of a Supplemental Obligation or certain restrictive covenants and Events of Default with respect to a Supplemental Obligation, in each case upon compliance with certain conditions set forth in the Indenture. Notwithstanding any other provision of a Supplemental Obligation, a defeasance or covenant defeasance with respect to such Supplemental Obligation shall be subject to the prior approval of the Superintendent, where such defeasance or covenant defeasance would result in the Bank not meeting the TLAC requirements applicable to the Bank pursuant to the TLAC Guideline. Such provisions are applicable to a particular Supplemental Obligation only to the extent specified in the relevant Pricing Supplement.

6. Default

If an Event of Default with respect to a Supplemental Obligation shall occur and be continuing, the principal of such Supplemental Obligation may be declared due and payable in the manner and with the effect provided in the Indenture. Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal and overdue interest (in each case to the extent that payment of such interest shall be legally enforceable), all of the Bank’s obligations in respect of the payment of the principal of and any interest on the Supplemental Obligations (including this Security and the interests represented hereby) shall terminate.

7. Taxes

Unless otherwise specified in the Pricing Supplement, all payments made by or on behalf of the Bank under or with respect to the Securities shall be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereafter “Canadian taxes”), unless the Bank is required to withhold or deduct Canadian taxes by law or by the interpretation or administration thereof. If the Bank is so required to withhold or deduct any amount for or on account of Canadian taxes from any payment made under or with respect to the Securities, the Bank shall pay to each Holder of Securities as additional interest such additional amounts (“additional amounts”) as may be necessary so that the net amount received by each such Holder after such withholding or deduction (and after deducting any Canadian taxes on such additional amounts) shall not be less than the amount such Holder would have received if such Canadian taxes had not been withheld or deducted, except as described below. However, no additional amounts shall be payable with respect to a payment made to a Holder (such Holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

•

with which the Bank does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment or which is entitled to the payment in respect of a debt or other obligation to pay an amount to a person with which the Bank does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

•

which is a “specified shareholder” of the Bank, or which does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) with a “specified shareholder” of the Bank as defined in subsection 18(5) of the Income Tax Act (Canada);

•

which is subject to such Canadian taxes by reason of the Holder or beneficial owner being a resident, domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of such Securities or the receipt of payments thereunder;

•

which is subject to such Canadian taxes by reason of the Holder’s or beneficial owner’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian taxes (provided that the Bank advises the trustees and the Holders of such Securities then outstanding of any change in such requirements);

•	with respect to any estate, inheritance, gift, sale, transfer, personal property or similar tax or other governmental charge;

•

which is subject to such Canadian taxes by reason of the legal nature of the Holder or beneficial owner disentitling such Holder or beneficial owner to the benefit of an applicable treaty if and to the extent that the application of such treaty would have resulted in the reduction or elimination of any Canadian taxes as to which additional amounts would have otherwise been payable to the Holder;

•

which failed to duly and timely comply with a timely request by the Bank to provide information, documents, certification or other evidence concerning the Holder’s or beneficial owner’s nationality, residence, entitlement to treaty benefits, identity or connection with Canada or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Canadian taxes as to which additional amounts would have otherwise been payable to a recipient or beneficial owner but for this clause; or

•

which is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that the Canadian taxes would not have been imposed on such payment had such Holder been the sole beneficial owner of such Securities.

In addition, no additional amounts will be payable on account of:

•	any tax, assessment or other governmental charge that is imposed otherwise than by withholding by the Bank or the Paying Agent from the payment;

•

any tax, assessment or other governmental charge that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

•

any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the Holder, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

•

any tax, assessment or other governmental charge imposed under any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986 (the “Code”); or

•	any combination of any of the foregoing exceptions.

For the avoidance of doubt, the Bank will not have any obligation to pay any Holders additional amounts on any Canadian tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the Securities.

The Bank will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Bank will furnish to the Holders of the Securities, within 60 days after the date the payment of any Canadian taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by such person.

The Bank shall indemnify and hold harmless each Holder of the Securities (other than an Excluded Holder) from and against, and upon written request reimburse each such Holder for the amount (excluding any additional amounts that have previously been paid by the Bank with respect thereto) of:

•	any Canadian taxes so levied or imposed and paid by such Holder as a result of payments made by or on behalf of the Bank under or with respect to the applicable Securities;

•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

•	any Canadian taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian taxes on such holder’s net income.

In any event, no additional amounts or indemnity amounts shall be payable under the provisions described above in respect of any Securities in excess of the additional amounts and the indemnity amounts which would be required if, at all relevant times, the Holder of such Security were a resident of the United States for purposes of and was entitled to the benefits of the Canada-U.S. Income Tax Convention (1980), as amended, including any protocols thereto. As a result of the limitation on the payment of additional amounts and indemnity amounts discussed in the preceding sentence, the additional amounts or indemnity amounts received by certain Holders of Securities may be less than the amount of Canadian taxes withheld or deducted or the amount of Canadian taxes (and related amounts) levied or imposed giving rise to the obligation to pay the indemnity amounts, as the case may be, and, accordingly, the net amount received by such Holders of the Securities may be less than the amount such Holders would have received had there been no such withholding or deduction in respect of Canadian taxes or had such Canadian taxes (and related amounts) not been levied or imposed.

Wherever in the Indenture there is mentioned, in any context, the payment of principal, interest, if any, or any other amount payable under or with respect to such Security, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable in respect thereof.

In the event of the occurrence of any transaction or event resulting in a successor to the Bank, all references to Canada in the preceding paragraphs of this subsection shall be deemed to be references to the jurisdiction of organization of the successor entity.

Payments of principal and interest in respect of the Securities are subject in all cases to any withholding or deduction required pursuant to an agreement described in Section 1471(b) of the Code or otherwise imposed pursuant to Sections 1471 through 1474 of the Code, any regulations or agreements thereunder, official interpretations thereof, or any law implementing an intergovernmental approach thereto.

8. Modification and Waiver

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Bank and the rights of the Holders of the Supplemental Obligations to be affected under the Indenture at any time by the Bank and the Trustees with the consent of the Holders of a majority in principal amount of Supplemental Obligations at the time Outstanding of each Supplemental Obligation to be affected, or in certain cases the unanimous consent of each of such Holders. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of a Supplemental Obligation at the time Outstanding, on behalf of the all Holders of such Supplemental Obligation, to waive compliance by the Bank with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and the Persons who are beneficial owners of interests represented hereby, and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

The Bank may from time to time, without notice to or the consent of the registered Holders of the Securities, create and issue additional Securities ranking pari passu with the Securities in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional Securities or except for the first payment of interest following the issue date of such additional Securities) and so that such additional Securities may be consolidated and form a single series with the Securities and have the same terms as to status or otherwise as the Securities.

9. Remedies

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustees written notice of a continuing Event of Default with respect to a Supplemental Obligation and the Holders of not less than 25% in principal amount of such Supplemental Obligation at the time Outstanding shall have made written request to the Trustees to institute proceedings in respect of such Event of Default as Trustees and offered the Trustees reasonable indemnity, and the Trustees shall not have received from the Holders of a majority in principal amount of a Supplemental Obligation at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 90 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Bank, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

10. Disclosure under Interest Act (Canada)

For disclosure purposes under the Interest Act (Canada), whenever in a Supplemental Obligation or the Indenture interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

11. Transfer or Exchange

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Bank in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Bank and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of like tenor, of Authorized Denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

Securities are issuable only in registered form without coupons in “Authorized Denominations”, which term shall have the following meaning. For each Security having a principal amount payable in U.S. dollars, the Authorized Denominations shall be $2,000 and integral multiples of US$1,000 in excess thereof. For each Security having a principal amount payable in a Required Currency other than U.S. dollars, the Authorized Denominations shall be the amount of such Required Currency equivalent, at the Exchange Rate on the first Business Day next preceding the date on which the Bank accepts the offer to purchase such Security, to $2,000 and integral multiples of US$1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities are exchangeable for a like aggregate principal amount of the such Securities exchanged and of like tenor of a different Authorized Denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange of Securities as provided above, but the Bank or the Trustees may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Bank, the Trustees and any agent of the Bank or the Trustees may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Bank, the Trustees nor any such agent shall be affected by notice to the contrary.

This Security shall be subject to the provisions of the Indenture relating to Global Securities, including the limitations in Section 305 thereof on transfers and exchanges of Global Securities.

This Security is a Master Note and may be exchanged at any time, solely upon the request of the Bank to the Trustees, for one or more Global Securities in the same aggregate principal amount, each of which may or may not be a Master Note, as requested by the Bank. Each such replacement Global Security that is a Master Note shall reflect such of the Supplemental Obligations as the Bank shall request. Each such replacement Global Security that is not a Master Note shall represent one (and only one) Supplemental Obligation as requested by the Bank, and such Global Security shall be appropriately modified so as to reflect the terms of such Supplemental Obligation.

12. Defined Terms

All terms used in this Security that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

13. Governing Law

This Indenture and this Security will be governed by, and construed in accordance with, the laws of the State of New York, except that certain provisions in the Indenture relating to bail-in conversion and certain limited provisions that will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ANNEX A

Pricing Supplement (Name and/or Accession Number)	CUSIP Number and Title of Supplemental Obligation	Principal Amount of Supplemental Obligation	Original Issue Date	Decrease in Principal Amount	Increase in Principal Amount	Effective Date of Increase or Decrease	Trustees Notation

A-1

ANNEX B

SCHEDULE OF EXCHANGES OF SUPPLEMENTAL OBLIGATIONS

The following exchanges of a part of this Global Security for physical certificates or a part of another Global Security have been made:

Date of Exchange	Amount of decrease in principal amount of this Global Security	Amount of increase in principal amount of this Global Security	Principal amount of this Global Security following such decrease (or increase)	Signature of authorized officer of Trustees

B-1

ANNEX C

CUSIP NO.

Supplemental Obligation No.

Pricing Supplement No.       and Date

ORIGINAL ISSUE DATE:

THE BANK OF NOVA SCOTIA

SENIOR MEDIUM-TERM NOTE, SERIES I

(MASTER NOTE)

OPTION TO ELECT REPAYMENT

TO BE COMPLETED ONLY IF THE SUPPLEMENTAL OBLIGATION REFERENCED IN THIS

NOTICE IS REPAYABLE AT THE OPTION OF THE HOLDER AND THE HOLDER

ELECTS TO EXERCISE SUCH RIGHT

The undersigned hereby irrevocably requests and instructs the Bank to repay the Supplemental Obligation referred to in this notice (or the portion thereof specified below) at the applicable Repayment Price, together with interest to the Repayment Date, all as provided for in such Supplemental Obligation, to the undersigned, whose name, address and telephone number are as follows:

(please print name of the undersigned)

(please print address of the undersigned)

(please print telephone number of the undersigned)

If such Supplemental Obligation provides for more than one Repayment Date, the undersigned requests repayment on the earliest Repayment Date after the requirements for exercising this option have been satisfied, and references in this notice to the Repayment Date mean such earliest Repayment Date. Terms used in this notice that are defined in such Supplemental Obligation are used herein as defined therein.

For such Supplemental Obligation to be repaid the Bank must receive at the applicable address of the U.S. Trustee set forth below or at such other place or places of which the Bank shall from time to time notify the Holder of such Supplemental Obligation, on any Business Day not later than the 30th or earlier than the 60th calendar day prior to the Repayment Date (or, if either such calendar day is not a Business Day, the next succeeding Business Day), (i) such Supplemental Obligation, with this “Option to Elect Repayment” form duly completed and signed, or (ii) an email, facsimile transmission or letter from a member of a national securities exchange or the Financial Industry Regulatory Authority, Inc., a commercial bank or a trust company in the United States of America setting forth (a) the name, address and telephone number of the Holder of such Supplemental Obligation, (b) the principal amount of such

C-1

Supplemental Obligation and the amount of such Supplemental Obligation to be repaid, (c) a statement that the option to elect repayment is being exercised thereby and (d) a guarantee stating that an appropriate adjustment to Annex B to the Security, with such adjustment to be made by the U.S. Trustee in a manner not inconsistent with the Applicable Procedures of the Depositary for the Security, will be made to reflect the discharge of such Supplemental Obligation to be repaid herewith, not later than five Business Days after the date of such email, facsimile transmission or letter (provided that this form, duly completed and signed, is also received by the Bank by such fifth Business Day). The address to which such deliveries are to be made is:

Computershare Trust Company, N.A.

6200 S. Quebec Street, Greenwood

Village, Colorado 80111 USA

or at such other place as the Bank or the U.S. Trustee shall notify the holder of such Security.

If less than the entire principal amount of such Supplemental Obligation is to be repaid, specify the portion thereof (which shall equal any Authorized Denomination) that the Holder elects to have repaid:

and specify the denomination or denominations (which shall equal any Authorized Denomination) of the Security or Securities to be issued (if any) to the Holder in respect of the portion of such Supplemental Obligation not being repaid (in the absence of any specification, one Security will be issued in respect of the portion not being repaid):

Date: ____________	By:
Notice: The signature to this Option to Elect Repayment must correspond with the name of the Holder as written on the face of such Security in every particular without alteration or enlargement or any other change whatsoever.

C-2

ANNEX D

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM –	as tenants in common	UNIF GIFT MIN ACT Custodian
TEN ENT –	as tenants by the entireties	(Cust) (Minor)
JT TEN –	as joint tenants with right of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act (State)

Additional abbreviations may also be used though not in the above list.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby

sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY

OR OTHER IDENTIFYING NUMBER OF

ASSIGNEE

PLEASE PRINT OR TYPE NAME AND ADDRESS

INCLUDING ZIP CODE OF ASSIGNEE

the within Security and all rights thereunder, hereby irrevocably constituting and appointing attorney

to transfer said Security on the books of the Bank, with full power of substitution in the premises.

Date: ____________	By:
Notice: The signature to this assignment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any other change whatever.

D-1